*i*Tech Capital Corp.

02 SEP 24 AM 9:29

September 10, 2002

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

RE: **<u>*i*Tech Capital Corp. - Reg. No. 82-3200</u>**

Dear Sirs:

Enclosed please find a copies of News Release #02-06 and #02-07 for your information.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

dlw 9/24

C:\Karla_c\2002 iTech\Q Reports & News Releases\News Release\SEC-NR#02-06 and 02-07.doc

#2450 - 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC, V6B 4N7 CANADA
TEL: (604) 682-3030 FAX: (604) 683-0704 E-MAIL: itech@itechcapital.com

Reg. No. 82-3200

iTech Capital Corp.
Investing in the New Economy

NEWS RELEASE

September 10, 2002 TSX Trading Symbol: ITE

News Release #02-06

02 SEP 24 AM 9:29

*i*Tech Capital Corp. To Acquire SIRIT Technologies Inc.

VANCOUVER, B.C. AND TORONTO, ONTARIO - September 10, 2002 - iTech Capital Corp. ("iTech") (TSX: ITE) and SIRIT Technologies Inc. ("SIRIT") (TSX-V: YSR) are pleased to announce that they have entered into an agreement pursuant to which iTech will acquire SIRIT. The acquisition will be structured as an amalgamation of SIRIT and a wholly-owned subsidiary of iTech whereby shareholders of SIRIT shall receive 0.11326 iTech common shares for each SIRIT common share. In connection with the transaction, iTech will issue an aggregate of 15 million common shares in exchange for all of the outstanding SIRIT common shares.

In conjunction with the transaction, holders of $3.65 million in SIRIT debt have agreed to accept 91.36 million SIRIT common shares (being an effective conversion rate of one SIRIT share for every $0.04 owed by SIRIT) immediately prior to the completion of the iTech transaction. The terms of the debt conversion were negotiated between SIRIT and an arm's length party which holds $2.24 million of the debt. Jacob Gornitzki, a significant shareholder of SIRIT, holds the remaining $1.41 million of the debt and will receive approximately 35.2 million SIRIT common shares. The debt conversion will not proceed unless the transaction with iTech is completed. After giving effect to the debt conversion, there will be approximately 132.4 million SIRIT common shares outstanding. Of the 15 million iTech common shares to be issued pursuant to the transaction, approximately 4.65 million iTech common shares will be issued to current SIRIT shareholders and 10.35 million iTech common shares will be issued to current SIRIT debtholders. Upon completion of the transaction, there will be 45.54 million iTech common shares outstanding.

SIRIT designs, develops, manufactures and sells radio frequency identification (RFID) technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications including logistics, warehousing and manufacturing and asset management.

Following completion of the transaction, iTech intends that the operating business of SIRIT will be the primary ongoing business of the combined entity. As a result of the transaction, SIRIT will have access to capital from iTech and the assistance of iTech's management team and iTech will gain a strong position in a dynamic and growing industry. iTech has agreed to provide bridge financing to SIRIT until the completion of the transaction.

iTech has agreed to appoint one SIRIT nominee to its board of directors upon completion of the transaction. At the next annual or special meeting of shareholders, management of iTech plans to increase the size of its board to seven directors and to nominate an additional SIRIT nominee to iTech's board of directors at that time.

The boards of directors of iTech and SIRIT have approved the transaction. The board of directors of iTech has received a fairness opinion from its financial advisor, Crosbie & Company Inc., in connection with the board's approval of the transaction. The board of directors of SIRIT has received a fairness opinion from its financial advisor, Paradigm Capital Inc., in connection with the board's approval of the transaction.

The transaction is subject to the satisfaction of a number of conditions, including (i) the approval of the Toronto Stock Exchange and the TSX Venture Exchange, (ii) the approval of the SIRIT shareholders, and (iii) the conversion of approximately $3.65 million of SIRIT debt into 91.36 million SIRIT common shares. The transaction is expected to close by the fourth quarter of 2002.

SIRIT also announces that it has regretfully accepted the resignation of Jacob Gornitzki as Chairman and as a director of SIRIT. Mr. Gornitzki is a founding shareholder of SIRIT and has been Chairman of its board of directors since its inception in 1993. Mr. Gornitzki has served SIRIT tirelessly and faithfully over the past nine years and SIRIT acknowledges with thanks his substantial contribution to the company. Mr. Gornitzki will be one of iTech's largest shareholders following completion of the transaction. In addition, iTech announces that it has accepted the resignation of Paul Stein from its board of directors. Mr. Stein has been an effective member of iTech's board for more than two years. He has been replaced by Alan Quasha, a representative of a significant shareholder of iTech. Mr. Quasha has a strong background in management and finance.

iTech is a publicly traded business development company that invests in innovative companies in high growth industries. As of June 30, 2002, iTech had an unrestricted cash position of $3.6 million, total current assets of $4.6 million, current liabilities of $1.0 million, long-term debt of $1.1 million and book value of $11.4 million. iTech currently holds minority positions in four entities and owns 100% of Enviromation Technologies, Inc.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

iTech Capital Corp.

Janet Segat
Manager
Investor Relations and Administration
Tel.: 1-800-626-7221
itech@itechcapital.com

William Staudt
President
Tel.: 646-742-0073

SIRIT Technologies Inc.

Fred Veinot
Vice President, Marketing and Strategy
Tel.: (905) 940-4404 ext. 225
mail@siritcorp.com